UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 5

             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   (X)  Form 3 Holdings Reported.

   ( )  Form 4 Transactions Reported.

   1.   Name and Address of Reporting Person:

        Jose Arajuo Carrillo
        Calle C RES DE MORD Valle Amiba
        Caracas, Venezuela


   2.   Issuer Name and Ticker or Trading Symbol:

        Central Illinois Bancorp, Inc. (not listed)

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        December, 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person



               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned


                                                                                     5. Amount of
                                                                                      Securities
                                                                                     Beneficially     6.  Owner-
                 2. Trans-                                                           Owned at End     ship Form:     7.  Nature of
                   action                                                              of Month       Direct (D)       Indirect
  1.  Title of      Date                             4.  Securities Acquired (A)                        or In-        Beneficial
    Security      (Month /    3. Transaction Code        or Disposed of (D)         (Instr. 3 and     direct (I)       Ownership
   (Instr. 3)    Day/Year)        (Instr. 8)             (Instr. 3, 4 and 5)              4)          (Instr. 4)      (Instr. 4)
   -----------   ----------   ------------------    ----------------------------    --------------    ----------      -------------

                               Code         V        Amount   (A)or(D)     Price

/TABLE


                                           Table II -- Derivative Securities Acquired,
                                                Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)


                                                                                                   9.
                                                                                                 Number of     10.
                                                 5.                                               Deri-     Ownership
               2.                            Number of                                            vative     Form of
            Conver-                         Derivative       6.                                  Securities   Deriva-
    1.      sion or      3.                 Securities      Date            7.            8.      Benefi-      tive         11.
  Title     Exercise   Trans-       4.     Acquired (A)   Exercis-        Title         Price      cially    Security:    Nature
 of Deri-   Price of   action     Trans-    or Disposed   able and    and Amount of    of Deri-    Owned    Direct (D)  of Indirect
  vative    Deriva-     Date      action      of (D)     Expiration     Underlying      vative   at End of    or In-    Beneficial
 Security     tive     (Month/     Code     (Instr. 3,  Date (Month/    Securities     Security    Month    direct (I)   Ownership
(Instr. 3)  Security  Day/Year) (Instr. 8)   4 and 5)    Day/Year)   (Instr. 3 and 4) (Instr. 5) (Instr. 4) (Instr. 4)  (Instr. 4)
----------  --------  --------- ---------- ------------ ------------  ---------------- ---------- --------- ---------   ----------

                                 Code    V   (A)   (D)   Date  Expir-  Title  Amount or
                                                         Exer- ation          Number of
                                                         cis-  Date           Shares
                                                         able

Director       $1,274.91 1/1/95    3 (1)                   (1)   1/1/05    Common  10               10         D
Stock Option                                                               Stock
(right to
buy) (1)

Director       $1,630.51 4/25/96   3 (2)                   (2)   4/25/06   Common  13               13         D
Stock Option                                                               Stock
(right to
buy) (2)

Director       $1,960.56 2/25/98   3 (3)                   (3)   2/25/08   Common 100              100        D
Stock Option                                                               Stock
(right to
buy) (3)



 Explanation of Responses:

 (1) Five shares of the director stock option dated 1/1/95 vested on January 1, 1998 and the remaining five shares will vest on January 1, 2000.

 (2) The director stock option dated 4/25/96 vests in five equal annual installments which began on April 25, 1997.

 (3) The director stock option dated 2/25/98 vests in five equal annual installments beginning on February 25, 1999.


   SIGNATURE OF REPORTING PERSON:



   Jose Arajuo Carrillo


   DATE: February 10, 1999